SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BIRNER DENTAL MANAGEMENT SERVICES, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
091283200
(CUSIP Number)
Bradley C. Palmer Palm Management (US) LLC 19 West Elm Street Greenwich, CT 06830 (203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091283200	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 600,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%**
14	TYPE OF REPORTING PERSON OO

* Includes 598,800 and 1,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 600,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%**
14	TYPE OF REPORTING PERSON PN

* Includes 598,800 and 1,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Dental, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 400,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 400,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%**
14	TYPE OF REPORTING PERSON OO

* Includes 399,200 and 800 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 493,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 493,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 493,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%**
14	TYPE OF REPORTING PERSON OO

* Includes 492,600 and 1,000 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Dental II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 93,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%**
14	TYPE OF REPORTING PERSON PN

* Includes 93,400 and 200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,093,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,093,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 1,093,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,095,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 1,093,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,095,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 10 of 12 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on January 3, 2018 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Birner Dental Management Services, Inc., a Colorado corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

On September 1, 2018, Palm Active Dental, LLC (“PAD”) transferred and contributed to Palm Global Small Cap Master Fund, LP. (the “Fund”) $1,497,000 in principal amount of the Convertible Senior Subordinated Secured Loan Notes of the Company (the “Notes”) and three shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”), in exchange for limited partnership interests in the Fund with a value equal to $1,500,000.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,093,600 shares of Common Stock, including (i) 598,800, 399,200 and 93,400 shares of Common Stock issuable upon the conversion of the Notes held by Palm Global, PAD and PAD II, respectively, and (ii) 1,200, 800 and 200 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by Palm Global, PAD and PAD II, respectively. The Notes and Series A Preferred Stock are both convertible into Series B Preferred Stock at any time at the option of the holder, which Series B Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Assuming (i) the conversion of the Notes and Series A Preferred Stock into Series B Preferred Stock and (ii) the Series B Preferred Stock into Common Stock, the Reporting Persons beneficially own approximately 36.8% of the Company’s outstanding shares of Common Stock (not including restricted stock held by Messrs. Horowitz and Tirpak received as director compensation).

Each of Palm Global, PAD and PAD II directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Each of Mr. Horowitz and Mr. Tirpak directly holds 2,000 shares of restricted stock received by them as director compensation; restricted stock vests in two equal installments on June 20, 2019 and June 20, 2020. None of the other Reporting Persons directly holds any of the securities or shares of Common Stock disclosed in this Statement.

In addition, the Palm Investors are entitled to the aggregate amount of PIK interest and dividends for the Notes and Series A Preferred Stock equal to $147,669 through July 31, 2018 that would be convertible into additional shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 1,881,761 shares of Common Stock reported by the Company as outstanding as of August 3, 2018 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 14, 2018 plus 1,093,600 shares of Common Stock issuable upon the conversion of (i) the Notes and the Series A Preferred Stock into Series B Preferred Stock and (ii) the Series B Preferred Stock into shares of Common Stock.

Due to his positions with Palm Management (US) LLC and affiliated entities, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global, PAD and PAD II. Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to their positions with Palm Global and Palm Management (US) LLC, Messrs. Horowitz and Tirpak may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Active Partners Management, LLC, as the investment manager of PAD and PAD II, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by PAD and PAD II. Due to their positions with Palm Active Partners Management, LLC, Messrs. Horowitz, Palmer and Tirpak may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by PAD and PAD II. Palm Management (US) LLC, Palm Active Partners Management, LLC, Messrs. Horowitz, Palmer and Tirpak disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest therein.

(c) On September 1, 2018, PAD transferred and contributed to the Fund $1,497,000 in principal amount of the Notes and three shares of the Series A Preferred Stock, in exchange for limited partnership interests in the Fund with a value equal to $1,500,000.

CUSIP No. 091283200	13D	Page 11 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Transfer and Joinder Agreement, dated as of September 1, 2018, by and between Palm Active Dental, LLC and Palm Global Small Cap Master Fund, LP.

CUSIP No. 091283200	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 4, 2018

PALM GLOBAL SMALL CAP MASTER FUND LP By Palm Global Small Cap Fund GP Ltd., its general partner
/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM ACTIVE DENTAL, LLC,

/s/ Jason Woody
Jason Woody
Secretary
PALM ACTIVE DENTAL II, LP By Palm Active Partners, LLC, its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM MANAGEMENT (US) LLC
/s/ Joshua S. Horowitz
Joshua S. Horowitz
Managing Director PALM ACTIVE PARTNERS MANAGEMENT, LLC
/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK